UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G9366M103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. This Amendment No. 6 to Schedule 13G is deemed to amend the Schedule 13G filed with the Securities and Exchange Commission on February 10, 2012.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G9366M103	Schedule 13 G

	NAMES OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	Xiaodong Yang
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2		(a) ☐
		(b) ☒

	SEC USE ONLY
3

	CITIZENSHIP OR PLACE OF ORGANIZATION
4
	People’s Republic of China
	SOLE VOTING POWER
	5
	11,513,961 ordinary shares
NUMBER OF	SHARED VOTING POWER
SHARES	6
BENEFICIALLY	0
OWNED BY	SOLE DISPOSITIVE POWER
EACH REPORTING	7
PERSON WITH	11,513,961 ordinary shares
	SHARED DISPOSITIVE POWER
	8
	0
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
	11,513,961 ordinary shares
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10		☐

	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
	9.67%
	TYPE OF REPORTING PERSON*
12
	IN

CUSIP NO. G9366M103	Schedule 13 G

	NAMES OF REPORTING PERSONS
1
	Vimicro Tianjin Corporation

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2		(a) ☐
		(b) ☒

	SEC USE ONLY
3

	CITIZENSHIP OR PLACE OF ORGANIZATION
4
	British Virgin Islands
	SOLE VOTING POWER
	5
	9,053,961 ordinary shares
NUMBER OF	SHARED VOTING POWER
SHARES	6
BENEFICIALLY	0
OWNED BY	SOLE DISPOSITIVE POWER
EACH REPORTING	7
PERSON WITH	9,053,961 ordinary shares
	SHARED DISPOSITIVE POWER
	8
	0
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
	9,053,961 ordinary shares
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10		☐

	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
	7.76%
	TYPE OF REPORTING PERSON*
12
	CO

ITEM 1(a).	NAME OF ISSUER:

Vimicro International Corporation (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Xiaodong Yang

Vimicro Tianjin Corporation (the “Record Holder”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For all filers:

15/F Shining Tower, No. 35 Xueyuan Road
Haidian District, Beijing 100083
People’s Republic of China.

ITEM 2(c)	CITIZENSHIP:

Xiaodong Yang is a citizen of the People’s Republic of China.

The Record Holder is a British Virgin Islands corporation.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G9366M103

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Xiaodong Yang	11,513,961	9.67%	11,513,961	0	11,513,961	0

Vimicro Tianjin Corporation	9,053,961	7.76%	9,053,961	0	9,053,961	0

The Record Holder is the record owner of 9,053,961 ordinary shares of the Issuer. Xiaodong Yang is the sole director and shareholder of the Record Holder and may be deemed to be the beneficial owner of the ordinary shares held by the Record Holder.

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Yang may be deemed to be the beneficial owner of 2,460,000 ordinary shares issuable upon the exercise of vested options within 60 days after the date of filing this amended schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2013

Xiaodong Yang	/s/ Xiaodong Yang
Xiaodong Yang

Vimicro Tianjin Corporation	By:	/s/ Xiaodong Yang
	Name:	Xiaodong Yang
	Title:	Director